AgriForce Growing Systems, Ltd.

777 Hornby Street, Suite 600
Vancouver, BC
V6Z 1S4

June 14, 2021

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Agriforce Growing Systems, Ltd.
Amendment No. 4 to Registration Statement on Form S-1 Filed June 3, 2021
File No. 333-251380

Gentlepersons:

We have reviewed your comment letter, dated June 11, 2021 and have the following responses. To facilitate review, we have reproduced your comments in bold type and have inserted our answers below each comment.

Registration Statement on Form S-1 filed January 3, 2021

Use of Proceeds, page 20

1. You disclose that you plan to use the proceeds of the offering towards the repayment of certain senior secured indebtedness. Pursuant to Instruction 4 to Item 504 of Regulation SK, please disclose here the interest rates and maturity dates of the debt that will be repaid with the proceeds from this offering. To the extent any of this debt was incurred within one year, describe the use of proceeds of such indebtedness.

We have added the requested disclosure.

New Directors, page 46

2. Please revise to disclose for your new director nominees, Amy Griffith and Richard Levychin, their ages, and briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of them should serve as a director at the time that the disclosure is made, in light of your business and structure. See Item 401(a) and (e) of Regulation S-K. Also, file consents for each director nominee. See Securities Act Rule 438.

We have made the requested revisions and filed the requested Rule 438 consents as Exhibits 23.4 and 23.5.

We thank you in advance for your comments and welcome any feedback you may have. Please contact our counsel, Jolie Kahn, at (516) 217-6379 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Ingo Mueller
Ingo Mueller, CEO